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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                         Silverline Technologies Limited
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                                (Name of Issuer)

    American Depositary Shares, each consisting of two Equity Shares, RS 10
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                         (Title of Class of Securities)

                                  826408 10 4
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                                 (CUSIP Number)
                             Kenneth B. Falk, Esq.,
                               Deutch & Falk. P.C.
                                843 Rahway Avenue
                              Woodbridge, NJ 07095
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 27, 2002
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             (Date of Event which Requires Filing of This Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].


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CUSIP No.                              13D                     Page   of   Pages


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1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

                           Sha Sha Investments Limited
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2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [ ]
     (b)  [_]
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3.   SEC Use Only

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4.   Source of Funds (See Instructions)
         PF-
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5.   Check If Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                             [_]

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6.   Citizenship or Place of Organization

         Mauritius
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               7.   Sole Voting Power
  NUMBER OF         4,000,000
   SHARES      _________________________________________________________________
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY           0
    EACH       _________________________________________________________________
  REPORTING    9.   Sole Dispositive Power
   PERSON           4,000,000
    WITH       _________________________________________________________________
               10.  Shared Dispositive Power
                    0
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11.  Aggregate Amount Beneficially Owned by Each Reporting Person
                           4,000,000
--------------------------------------------------------------------------------
12.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                               [x]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
                           7.47%

--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
                           CO
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--------------------------------------------------------------------------------
1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

                            Madhur Nariandas Bjojwani
--------------------------------------------------------------------------------
2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [ ]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)
         OO-
--------------------------------------------------------------------------------
5.   Check If Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                             [_]

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization

         India
--------------------------------------------------------------------------------
               7.   Sole Voting Power
  NUMBER OF         4,000,000
   SHARES      _________________________________________________________________
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY           0
    EACH       _________________________________________________________________
  REPORTING    9.   Sole Dispositive Power
   PERSON           4,000,000
    WITH       _________________________________________________________________
               10.  Shared Dispositive Power
                    0
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
                           4,000,000
--------------------------------------------------------------------------------
12.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                               [x]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
                           7.47%

--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
                           IN
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
ITEM 1. SECURITY AND ISSUER

         This filing relates to American Depositary Shares, each consisting of two Equity Shares, RS 10 of Silverline Technologies Limited, 53 Knightsbridge Road, Piscataway, NJ 08854


ITEM 2. IDENTITY AND BACKGROUND

         i. The filing person is Sha Sha Investments Limited, a Mauritius corporation ("Sha Sha").

         Sha Sha Elite is an investment corporation, and its offices are located c/o Euroeast Electronics Ltd., Suite 501, Hart House, Hart Ave., Hong Kong. The sole shareholders of Sha Sha is Madhur Naraindas Bhojwani.

         Neither Sha Sha nor any of its shareholders have ever been convicted in a criminal proceeding nor have any of them been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding it or they were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         ii. (a). The sole officer and director of Sha Sha is Madhur Naraindas Bhojwani

                  (b) The business address of such person is c/o Euroeast Electronics Ltd., Suite 501, Hart House, Hart Ave., Hong Kong.

                  (c) Such person is the manager of Euroeast Electronics Ltd. The principal address of such activity is c/o c/o Euroeast Electronics Ltd., Suite 501, Hart House, Hart Ave., Hong Kong.

                  (d) Such person has never been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors)

                  (e) Such persons was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  (f) each such person is a citizen of India.


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The source of the funds used by Sha Sha were its own funds


ITEM 4. PURPOSE OF TRANSACTION

         The purpose of the acquisition of securities of the issuer was as an investment only. The securities referred to above were not acquired and are not being held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

         Sha Sha has no plans or proposals which relate to or would result in:

         (a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

         (d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) Any material change in the present capitalization or dividend policy of the issuer;

         (f) Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

         (g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

         (h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

         (j) Any action similar to any of those enumerated above.


ITEM 5. INTEREST IN SECURITIES OF ISSUER

         (a) the aggregate number of the Silverline ADSs beneficially owned by Sha Sha is 4.000,000,

         (b) Sha Sha has the sole power to vote or to direct the vote and to dispose or to direct the disposition of all of the ADSs.held by it.

         Madhur Nariandas Bhojwani is the holders of all of the outstanding shares of Sha Sha has the sole power to direct the voting or disposition of such shares by Sha Sha.

         (c) None

         (d) None

         (e) Not Applicable


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

None


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

         None

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


----------------
Date

Sha Sha Investments Limited

-----------------------------
Signature


Madhur Nariandas Bhojwani
----------------------------------
Name/Title

------------------------------------


--------------------------------------------------------------------------------
Madhur Nariandas Bhojwani




ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)